Directors' Report on the State of the Company's Affairs
               for the period 1 January to 30 September, 2001



1.     GENERAL

       Koor Industries Ltd. ("Koor" or "the Company") is a holding company. Its strategic plan calls for focus on core operations and the gradual withdrawal from areas in which the Company has no business interest or which the Company's management believes will not make any significant contribution in the future to the overall profitability of Koor. After completing most of the first stage of the plan in 2000, including, inter alia, realization of holdings, reduction the size of head office units and simplification of holding structures, the Company has concentrated, in the first nine months of 2001 ("the Period"), on implementation of stage two of the plan, the focus of which is the management and enhancement of the principal holdings, as well as new investments in the fields of venture capital and growth companies.

       The Period was characterized by continuation of the negative trends that controlled the communications market at the end of 2000 and their considerable impact on the global economy and financial markets. These negative trends had a material effect on Koor's investee companies, particularly ECI Telecom Ltd. ("ECI") and Telrad Networks Ltd. ("Telrad"). Negative developments in tourism and aviation, which are largely the result of the political-security situation in Israel, also influenced Israel's tourism industry and to a lesser extent its aviation industry, in which the Company is involved.


2.     PRINCIPAL EVENTS AND CHANGES IN THE STATE OF THE COMPANY'S AFFAIRS

A.     ECI

       1) During the Period, ECI continued the process of de-merging into five separate companies operating in separate areas. Implementation of the dem-merger is subject to receipt of the various approvals required by law, including from the tax authorities, the shareholders and the court, and establishing the business maturity of the de-merged companies. On 1 January, 2001, five subsidiaries were established, each taking on the employees of the various operations. These companies are operating as business units of ECI until the date of the transfer of the assets (including intangible assets) and liabilities to their legal ownership.

       2) The world decline in demand for telecommunications products, including those of ECI, which started in the second half of 2000, continued during the Period. ECI's results for the Period (according to the U.S. GAAP) were influenced by the trends mentioned above, and amounted to a loss of 369 million dollars, of which 77 million dollars in the third quarter of 2001. The loss for the Period includes a provision of 95 million dollars for decrease in value of inventories and a provision of 149 million dollars (of which, 48 million dollars were recorded in the third quarter of the year), for a decrease in the value of the goodwill, intangible assets and fixed assets used for the terminated operations.

       During the Period, the management of ECI took drastic action to cut expenses and slow the "cash burn" rate. The action included termination of the manufacture and distribution of certain products, as well as termination of the development operations in the USA and the layoff of about 1,500 employees.

       The steps taken by ECI during the Period have started to bear fruit. The operating loss of ECI for the third quarter of 2001 was considerably reduced, and ECI even reported, for the first time in several quarters, an increase in its cash balances. These data, together with other indications, including indications by the appraiser (see section 3 below) served the Company's management for the valuation of the investment in ECI as at the date of the financial statements for the third quarter of 2001. Taking into consideration the data that were available to the Company, and in view of the ongoing slowdown in the markets in which ECI operates and the uncertainty as to their recovery, the Board of Directors of the Company decided to write off the balance of goodwill relating to ECI in the Company's books, and to lower the book value of its investment in ECI accordingly, by 264 million shekels (in addition to the reductions recorded in the previous quarters). The reduction was included in the Statement of Income for the third quarter of 2001, under "Koor Group's equity in the operating results of affiliates ". The balance of Koor's investment in ECI, as at 30 September, 2001, is 1,213 million shekels.

       3) The decreased demand for telecommunications products, including those of ECI, continued in the first quarter of 2001, and the sales forecasts were drastically reduced. Furthermore, additional indications were seen in this Period, of a change in the fair value of ECI. These indications included, inter alia, valuations which were made for ECI by an independent outside appraiser, and related to the value of four of ECI's business units, discussions for the sale of Lightscape Networks ("LSN"), one of the company's principal business units. Another indication related to the value of LSN, which derived from the assessments of an investment bank concerning the value of LSN for the purpose of examining the possibility of raising capital by way of a private placement.

       In view of the aforesaid, the management of Koor decided to lower the book value of the investment in ECI in respect of a decrease in value not of a temporary nature, by approximately 212 million shekels. The reduction was included in the Statement of Income in the first quarter of 2001, under "Koor Group's equity in the operating results of affiliates".

       During the second quarter of 2001, since the negative trends were continuing in the telecommunications segment, and particularly in light of the uncertainty as to the recovery of that market, Koor's management decided to commission a valuation of the whole of ECI from the same appraiser who had made the earlier valuations for ECI. The fair value of ECI according to the findings of the valuation, ranges from 985 million dollars to some 1,230 million dollars, and therefore the fair value of Koor's investment in ECI is between 340 million dollars and 420 million dollars. The valuation is based on public information about ECI, internal forecasts and data which were provided by ECI, and the financial resources at its disposal.

       Based on the above, the Board of Directors decided to lower the book value of the investment in ECI in respect of decrease in value not of a temporary nature, by approximately 597 million shekels (in addition to the reduction made in the first quarter of the year). The reduction was included in the Statement of Income for the second quarter of 2001, under "Koor Group's equity in the operating results of affiliates". Koor undertook to indemnify the appraiser against any expense or financial loss it might incur due to any claim filed by a third party against the appraiser in which the cause is the valuation, unless the cause is gross negligence of the appraiser.

       4) The Board of Directors of Koor decided to give its approval for Koor's management to extend a credit line to ECI during the 18 months ending February 2003, should ECI be in need of such credit, up to the sum of 100 million dollars, on terms not inferior to market terms on the date of opening the credit line.

       5) During the second quarter of 2001, Koor purchased 1,613 thousand shares of ECI from a third party, in consideration of 34 million shekels. As at 30 September, 2001, Koor's holding in ECI shares reached 34.8%.

       6) In June, 2001, some shareholder class actions were filed in the name of various shareholders against ECI and some of its officers: the Chairman of the Board (who also serves a the CEO of Koor), the CEO and the former CFO. The claims were filed in the Federal Court in the State of Virginia, USA, based on the Securities Exchange Act of 1934in the name of all the shareholders who acquired shares in ECI between 2 May, 2000 and 14 February, 2001 ("the Purchasers"). The plaintiffs allege that ECI and the aforementioned officers defrauded the Purchasers, made false representations and published misleading financial statements which harmed the plaintiffs. On the basis of their allegations, the plaintiffs are seeking, inter alia, compensation for their damages, or alternatively, restitution of the sum they lost as a result of the decrease in the value of their shares (no sum has yet been stipulated by the plaintiffs).

       In a standard procedure under American law, the Federal Court determined, from among the shareholders who had filed claims in this matter, the identity of the shareholder and his legal representative who would lead the claim. On 5 October, 2001, the aforementioned entity filed a revised and consolidated class action of all the claims filed. On 26 October, 2001, ECI filed an application in the Federal Court for dismissal of the claim in line, both against the officers and against ECI. On 9 November, 2001, the Federal Court gave an order dismissing the class action insofar as it relates to the officers, i.e. the Chairman of the Board of ECI and the CEO of ECI and its former CFO. Regarding ECI's application for dismissal in line of the class action against it, no decision has yet been given. Under American law, as long as a final decision has not been made concerning the application for dismissal, ECI is not required to submit its defense. The management of ECI estimates that the plaintiffs' allegations are groundless, and it intends to oppose the claims.

B.     Koor Corporate Venture Capital ("Koor CVC")

       During the first nine moths of 2001, Koor invested, through the Koor CVC, approximately 21.3 million dollars in start-up companies, and also transferred some 8 million dollars to venture capital funds in its portfolio, as part of the overall commitment to invest in such companies and funds.

       During the third quarter of 2001, Koor invested, through Koor CVC, approximately 1.8 million dollars in the start-ups Simbionix and Mysticom, and transferred about 3.1 million dollars to venture capital funds in its portfolio (Pitango, Genesis, Carmel and Synergy), as part of the overall commitment to invest in those funds and companies.

       After the balance sheet date, the partnership made follow-up investments in portfolio companies and funds amounting to 3.2 million dollars, again as part of its commitment to invest in them (Camelot, Glycodata, Delta, Simbionix).

       During the Period, Tadiran Scopus Ltd. ("Scopus", an investee company of Koor CVC) issued preferred shares to a third party in consideration of approximately 13.4 million dollars. The liability in respect of the preferred shares is stated under "Minority rights".

       During the second quarter of 2001, the holdings of Koor Group in Sigmaone were sold. The net loss deriving from writing off the investment in Sigmaone is approximately 10.2 million dollars.

       In the first nine months of 2001, a provision was made for a decrease in the value of the investment in several portfolio companies, amounting to of approximately 13.6 million dollars, of which some 3.3 million dollars were recorded in the third quarter of the year. The partnership's management estimates that in the present circumstances, the value of the investment in these companies is low, or will in all probability be lower than the cost of the investment.

C.     Tadiran Ltd. ("Tadiran")

       In March 2001, Tadiran sold the balance of its shares in ECI to Koor, at their market value on that date. The transaction was handled in accordance with the Securities Regulations (Presentation of action between a corporation and the controlling interest therein in the financial statements), 1996.

D.     United Steel Mills Group Ltd. ("USM")

       On 5 November, 2001, the Haifa District Court gave a liquidation order for USM Group Ltd., under which Adv. Ilan Shavit was appointed as special manager until a permanent liquidator would be appointed at the next creditors' meeting. Previously, from 16 March 2000 to 31 July 2001, the group was managed under a stay of proceedings order, and from 1 August 2001 under a temporary liquidation order which remained in effect until the liquidation order was given on 5 November, 2001.

       Due to the liquidation proceeding which commenced on 1 August, 2001, the consolidation of USM in the financial statements of the Koor was terminated at the beginning of the third quarter of the year. In 2001, the operations of USM constituted the entire activity in the construction and infrastructure segment in Koor's operations, after two other companies in this segment were sold during 2000. Therefore, in the Statement of Income for the period ending 30 September, 2001, operations in the construction and infrastructure segment as a segment whose operations were discontinued, in addition, the Statement of Income reports for the previous periods were restated in order to reflect the discontinuation of operations in the construction and infrastructure segment.

       During 2001, in the period when the group was managed under the stay of proceedings order, Koor made available, ex gratia and without commitment, a special credit line of NIS 28 million. The credit was given concurrently with credit arrangements given ex gratia by the banks, and was intended to finance the expenses involved in the sale of the plants and the workers' retirement arrangements.
       Since Koor was not a guarantor for the debts of USM to third parties, it had no share in USM's losses for the first six months of 2001 beyond the aforementioned amount.

E.     Telrad

       Most of the sales of Telrad are sales of communications products and development projects for Nortel Corporation. Telrad is also a sub-contractor of Nortel Israel for the manufacture of public exchanges which are marketed through Nortel Israel, for a period defined in the agreement between them, as well as for carrying out research and development. The substantial decrease in global demand in the markets in which Nortel Israel and its parent company operate, had a materially adverse effect on Telrad's financial results. In addition, in the first nine months of the year, Telrad recorded a one-time loss deriving from a large project in the local market and the expenses of updating pervious employee retirement plans, amounting to 52 million shekels.

       As a result of the above, Telrad posted a loss of approximately 152 million shekels in the first nine months of 2001, compared with a profit of about 283 million shekels in the corresponding period last year. The profit in 2000 includes a net capital gain of 298 million shekels from the sale of an operation and from realization of assets net of the net cost of the retirement plan, amounting to 171 million shekels.

       During the third quarter of 2001, an agreement was signed between Telrad and ECtel (a subsidiary of ECI). Under the agreement, Telrad will sell all its holdings (100%) in Net-Eye Ltd. to ECtel, which will issue shares and options to Telrad in consideration of the acquisition. The transaction was closed in October 2001. Neither profit or loss will be recorded in the financial statements of Koor as a result of this transaction.

F.     Elisra Electronic Systems Ltd. ("Elisra")

       During the first quarter of 2001, the management of Elisra decided to reduce the balance of the goodwill of B.V.R. Systems (1998) Ltd. ("BVR", a consolidated company of Elisra) by 8.3 million dollars, based, inter alia, on the business activities, backlog, and revised assessment of the market potential. The reduction is presented under "Other income (expenses), net".

       On 17 March, 2001, a fire broke out in the plants of the consolidated companies Tadiran Systems Ltd. and Tadiran Spectralink Ltd. The management of the two companies estimate, on the basis, inter alia, of the opinion of their legal advisers in this matter, that the indemnity value from the insurance companies will be not less than the amount of the fire damages. The estimated indemnity did not include business interruption losses of 2.1 million dollars, which were recognized in earlier periods in respect of "works in progress" which were damaged by the fire. These amounts were allocated to the Statement of Income under "Other income (expenses), net".

G.     Makhteshim Agan Industries Ltd. ("M-A Industries")

       On 15 August, 2001, Koor sold 19,383,000 shares of M-A Industries at their stock exchange price - NIS 8.80. After the sale, Koor's holding in M-A Industries was 53.14%. The net capital gain deriving from the sale amounted to approximately -13 million shekels and was recorded in the third quarter of 2001. After the balance sheet date, M-A Industries and its consolidated companies ("the Selling Companies") entered into an agreement of understanding for a securitization transaction. In the transaction, the Selling Companies will sell, on the closing date of the final agreement, the entire balance of their customer debt to foreign companies which will be established for this purpose and which are neither owned nor controlled by M-A Industries ("the Purchasing Companies"). Purchase of the debts will be financed by the Kitty Hawk Funding Corp. of the Bank of America Group. The volume of resources expected to be made available to the Purchasing Companies is about 150 million dollars, on a current basis, so that the considerations received from the customers whose debts were sold, will be used to purchase new debts. M-A Industries will handle collection of the debts being sold for the Purchasing Companies, in consideration of a fixed fee.
       On the date of signing the securitization transaction, M-A Industries received a cash payment of about 92 million dollars.

       M-A Industries is preparing to publish a prospectus for an issue of debentures, based on its financial statements as at 30 June, 2001. The structure of the issue and the amount of capital to be raised, have not yet been determined.

H.     Rescheduling of long-term loans

       After the balance sheet date, a framework agreement was signed with Bank Hapoalim B.M. ("the Bank"), concerning the long-term loans extended to the Company by the Bank. The agreement stipulates that long-term loans amounting to 265 million dollars will be re-extended to the Company, the dates of repayment of the loans will be at the end of five years from the date they were re-extended to the Company, and interest will be quarterly, at a rate determined in the agreement on the basis of market terms. It was further agreed that subject to terms set out in the agreement, the Bank will make additional loans of up to 50 million dollars available to Koor, for periods of between two and five years on the same terms. Concurrently, Koor undertook to maintain minimum shareholders' equity and to repay part of the loans from the proceeds which Koor will receive from the realization of certain assets, if they are realized. The rescheduling of the loans went into effect almost immediately after signature of the agreement.

3.     FINANCIAL CONDITION

       Shareholders' equity as at 30 September, 2001, amounted to approximately NIS 2,382 million (547 million dollars), and constitutes 17.5% of the balance sheet, compared with NIS 4,393 million which were 29.2% of the balance sheet as at the end of last year.

       Minority interest in subsidiaries which were consolidated as at 30 September, 2001 amount to NIS 1,343 million, compared with NIS 1,085 million on 31 December, 2000. The increase in this item derives mainly from M-A Industries, NIS 264 million, as a result of the sale of 19,383,000 shares of M-A Industries by Koor (see Section 2G above), from the increase in profit and the exercise of options, and from Scopus as a result of an issue of preferred shares to the minority, which was partially offset by the minority interest's part in the loss of Sheraton Moriah, Be-Connected and BVR.

       Current assets as at 30 September, 2001 amount to NIS 6,379 million, which are 46.9% of the balance sheet, compared with NIS 6,603 million which were 43.8% of the balance sheet on 31 December, 2000. The decrease in current assets derives mainly from Telrad - NIS 310 million, Telrad Holdings - NIS 54 million, and termination of the consolidation of USM - NIS 171 million. The decrease was partially offset by an increase in the current assets of M-A Industries - NIS 203 million, Elisra - NIS 71 million, Scopus - NIS 57 million, and Sheraton Moriah - NIS 38 million.

       The decrease of NIS 277 million in cash and cash equivalents derives mainly from Elisra - NIS 138 million, M-A Industries - NIS 107 million, Telrad Holdings - NIS 28 million, and Koor Properties - NIS 21 million. The decrease was partially offset by an increase at Scopus - NIS 49 million.

       Current assets also decreased as a result of a decrease of NIS 133 million in customer balances, mainly Telrad - NIS 248 million, and from termination of the consolidation of USM - NIS 50 million. The decrease was partially offset by an increase at M-A Industries - NIS 87 million, and at Elisra - NIS 58 million.

       The increase of NIS 123 million in the balance of other accounts receivable stems mainly from Elisra - NIS 97 million, income receivable from insurance companies in respect of the fire at Tadiran Systems and Tadiran Spectralink, and Telrad - NIS 49 million.

       The decrease in current assets was partially offset by the increase in inventories, mainly at M-A Industries - NIS 201 million, and Elisra - NIS 46 million, which was offset by a decrease in inventories at Telrad - NIS 106 million, and by termination of the consolidation of USM - NIS 93 million.

       Investments in affiliated companies as at 30 September, 2001 amount to NIS 1,480 million, compared with NIS 3,061 million as at 31 December, 2000. The decrease derives mainly from equity losses recorded in respect of ECI and reduction made by Koor of its investment in ECI.

       Fixed assets as at 30 September, 2001 amount to NIS 3,269 million, which constitute 24% of the balance sheet, compared with NIS 3,335 million which were 22.1% of the balance sheet at the end of 2000.

       Intangible assets and deferred charges as at 30 September, 2001 amount to NIS 1,288 million, compared with NIS 878 million on 31 December, 2000. The increase in intangible assets and deferred charges stems mainly from M-A Industries due to the purchase of know-how for the manufacture of new agrochemical products, and from the acquisition of marketing and distribution rights for a package of products in Scandinavian countries.

       Long-term financial liabilities as at 30 September, 2001 amount to NIS 3,640 million and are 26.7% of the balance sheet, compared with NIS 3,387 million which were 22.5% of the balance sheet as at 31 December, 2000.

       Total financial liabilities as at 30 September, 2001 are NIS 6,643 million (48.8% of the balance sheet), compared with NIS 6,137 million (40.7% of the balance sheet) as at 31 December, 2000. The increase in the total amount of these financial liabilities stems mainly from an increase at M-A Industries - NIS 425 million as a result of taking loans to finance the acquisition of new products,, and from an increase at Koor, the parent company - NIS 223 million, at Telrad - NIS 148 million, and at Sheraton Moriah - NIS 57 million, which was partially offset by termination of the consolidation of USM - NIS 236 million.

       Currency exposure of Koor as at 30 September, 2001 is reflected in a surplus of monetary liabilities over monetary assets denominated or linked to foreign currency, totaling NIS 3,056 million, compared with NIS 2,312 million as at 31 December, 2000. Surplus monetary liabilities over monetary assets linked to the CPI as at the balance sheet date amount to NIS 185 million, compared with NIS 241 million at the end of last year. Surplus monetary liabilities over monetary assets unlinked as at the balance sheet date amount to approximately NIS 675 million, compared with NIS 597 million on 31 December, 2000.

       Currency exposure of Koor - the parent company as at 30 September, 2001 is reflected in a surplus of approximately NIS 2 billion in monetary liabilities over monetary assets denominated in or linked to foreign currency, compared with NIS 1.4 billion on 31 December, 2000. Surplus monetary liabilities over monetary assets linked to the CPI as at the balance sheet date amount to approximately NIS 34 million, compared with NIS 15 million at the end of 2000.

4.     RESULTS OF OPERATIONS

       Sales in the first nine months of 2001 amounted to NIS 5,289 million, compared with NIS 6,088 million in the first nine months of 2000, a decrease of 13.1%. Most of the decrease in sales derives from a decrease in sales of Telrad by NIS 875 million, and of Isram and Sheraton Moriah. In addition, sales decreased due to the sale of companies which were consolidated in the past amounting to NIS 96 million, mainly Tadiran Batteries.

       In contrast, sales at M-A Industries increased by NIS 277 million, at Elisra by NIS 103 million, at Koor Trade and at Scopus.

       Sales in the third quarter of 2001 amounted to NIS 1,852 million, compared with NIS 1,965 million in the third quarter of 2000, a decrease of 5.7%.

       Exports and international operations in the first nine months of 2001 amounted to 976 million dollars, compared with 1,115 million dollars in the first nine months of 2000, a decrease of about 12.5%. Most of the decrease derives from Telrad -156 million dollars, Isram and a formerly-consolidated company, Tadiran Batteries -17 million dollars. There was, however, an increase of 38 million dollars in the export of M-A Industries, and an increase in the export of Elisra, Koor Trade and Scopus.

       Exports and international operations in the third quarter of 2001 amounted to 329 million dollars, compared with 371 million dollars in the third quarter of 2000.

       Research and development expenses, net, which are included in the cost of sales, amounted to NIS 218 million in the first nine months of 2001, compared with NIS 273 million in the first nine months of 2000. Most of the decrease derives from Telrad. Most research and development expenses were expended at Telrad - NIS 101 million compared with NIS 149 million in the first nine months of 2000, at M-A Industries - NIS 57 million compared with NIS 60 million in the first nine months of 2000, and at Elisra - NIS 31 million, compared with NIS 32 million in the first nine months of 2000.

       Gross profit in the first nine months of 2001 amounted to NIS 1,189 million, and is 26.3% less than the gross profit of NIS 1,614 million in the first nine months of 2000. The gross profit margin in the first nine months of 2001 reached 22.5% of sales, compared with 26.5% of sales in the corresponding period last year. Most of the decrease in gross profit derives from Telrad - NIS 525 million, due to the decrease in sales described above, from companies no longer consolidated - NIS 31 million, and from Sheraton Moriah - NIS 30 million. M-A Industries posted an increase in gross profit - NIS 161 million.

       Gross profit in the third quarter of 2001 amounted to NIS 440 million, and is 10.8% less than the gross profit of NIS 494 million in the third quarter of 2000. The gross profit margin in the third quarter of 2001 reached 23.8% of sales, compared with 25.1% of sales in the third quarter of 2000. Most of the decrease in gross profit derives from Telrad - NIS 116 million, which was partially offset by an increase in gross profit at M-A Industries - NIS 55 million.

       Selling expenses in the first nine months of 2001 amounted to NIS 581 million, 1.9% less than the selling expenses of NIS 592 million in the first nine months of 2000. Most of the decrease in selling expenses derives from Telrad - NIS 65 million. In contract, selling expenses increased mainly at M-A Industries - NIS 58 million, as a result of its preparations for the marketing of new products and the ongoing set-up of the future marketing plan in the USA.

       Selling expenses in the third quarter of 2001 amounted to NIS 198 million, 4.9% higher than the selling expenses of NIS 189 million in the third quarter of 2000.

       General and administrative expenses in the first nine months of 2001 amounted to NIS 366 million, which are 3.1% less than the NIS 378 million in G&A expenses recorded in the first nine months of 2000. Most of the decrease in G&A expenses derives from Tadiran - NIS 13 million, Sheraton Moriah - NIS 8 million (following the initial effects of the restructuring plan), and Koor - the parent company - NIS 9 million. However, G&A expenses at M-A Industries increased by NIS 9 million, and at Telrad by NIS 7 million.

       General and administrative expenses in the third quarter of 2001 amounted to NIS 119 million, compared to NIS 130 million in the third quarter of 2000.

       Operating income in the first nine months of 2001 amounted to NIS 242 million, compared with operating profit of NIS 644 million in the first nine months of 2000, a decrease of 62.5%. The operating profit margin in the first nine months of 2001 reached 4.6%, compared with 10.6% in the corresponding period last year. The decrease in operating income derives mainly from a sharp decrease in operating income at Telrad - NIS 462 million. Operating income also decreased at Elisra (about NIS 11 million), and at Sheraton Moriah (about NIS 21 million). The decrease was partially offset by a rise of NIS 93 million in operating income at M-A Industries.

       Operating income in the third quarter of 2001 amounted to NIS 123 million, compared with NIS 175 million in the third quarter of 2000, a decrease of 29.6%. Operating income as a percentage of sales in the third quarter in 2001 reached 6.7%, compared with 8.9% of sales in the third quarter of 2000. The decrease derives mainly from the sharp decrease in operating income at Telrad - NIS 92 million, which was partially offset by an increase of NIS 37 million in operating income at M-A Industries.

       Financing expenses, net in the first nine months of 2001 amounted to NIS 340 million, of which NIS 168 million in the third quarter of 2001, compared with NIS 211 million in the first nine months of 2000, of which NIS 87 million in the third quarter of 2000. The increase in financing expenses in the first nine months of 2001 occurred mainly at Koor - the parent company - NIS 95 million, as a result of linking to the CPI financial liabilities which are dollar-linked and an increase of NIS 34 million was recorded at M-A Industries, deriving from an increase in the volume of monetary liabilities, the rise in the base interest rate in Brazil and the devaluation of the Brazilian real. In the third quarter of 2001, financing expenses increased by NIS 81 million compared with the corresponding period last year. Most of the increase occurred at Koor, the parent company - NIS 50 million, deriving from linkage of dollar-linked monetary liabilities, and from an increase at M-A Industries, Sheraton Moriah and Elisra.

       Other expenses, net in the first nine months of 2001 amounted to NIS 296 million, of which NIS 35 million in the third quarter of the year, compared with NIS 130 million in other income, net in the first nine months of 2000, of which NIS 236 million in the third quarter of 2000.

       Other expenses in the first nine moths of 2001 include mainly the following:

       1. A capital loss from the depreciation of assets and investments in investee companies and from realization of assets and investments amounting to NIS 186 million (of which, NIS 16 million in the third quarter), compared with a capital gain of NIS 413 million which was recorded in the corresponding period in 2000.
       2. Expenses for completion of retirement compensation amounting to NIS 54 million, mainly at Telrad (of which, NIS 13 million in the third quarter), compared with NIS 276 million in the first nine months of 2000.
       3. Amortization of goodwill - NIS 60 million (of which NIS 22 million in the third quarter), compared with NIS 36 million in the corresponding period in 2000.

       Loss before taxes on income in the first nine months of 2001 amounted to NIS 394 million, of which NIS 80 million in the third quarter of the year, compared with profit before taxes on income of NIS 564 million in the first nine months of 2000, of which NIS 324 million in the third quarter of 2000.

       Taxes on income in the first nine months of 2001 amounted to NIS 32 million, compared with NIS 142 million in the corresponding period last year. The decrease in the amount of taxes on income derives mainly from Telrad - NIS 102 million, due to the decrease in its profit before taxes on income.

       Taxes on income in the third quarter of 2001 amounted to NIS 28 million, compared with NIS 77 million in the third quarter of 2000. The decrease in taxes on income derives mainly from the decrease in the taxes of Telrad - NIS 40 million, due to the decrease in its profit before taxes on income.

       Equity of Koor Group in the losses of affiliates in the first nine months of 2001 amounted to approximately NIS 1,736 million, of which NIS 411 million in the third quarter of the year, compared with NIS 29 million in the first nine months of 2000, of which NIS 25 million in the third quarter of 2000. This item includes mainly Koor's equity in the losses of ECI in the amount of NIS 1,729 million (including NIS 1,073 million reduction of the investment in ECI), compared with NIS 2 million in the first nine months of 2000.

       Minority interest in the profits of the consolidated companies amounted to NIS 19 million in the first nine months of 2001, of which NIS 5 million in the third quarter of the year, compared with NIS 61 million in the first nine months of 2000, of which NIS 18 million in the third quarter of 2000. The decrease in this item occurred mainly in the minority interest in the losses of Sheraton Moriah and Be-Connected, which was offset partially by a rise in the minority interest in the profits of M-A Industries.

       Results of discontinued operations - Due to the termination of consolidation of USM, operations in the construction segment have ended, and therefore this segment's results were restated in this item. The loss from discontinued operations in the first nine months of 2001 amounted to NIS 28 million, compared with a profit of NIS 225 million in the first nine months of 2000, of which NIS 259 million a net capital gain from the sale of Mashav and Middle East Pipes. The loss from terminated operations in the third quarter of 2000 was NIS 15 million.

       Net loss in the first nine months of 2001 amounted to NIS 2,210 million, compared with a net profit of NIS 555 million in the corresponding period last year.

       Net loss in the third quarter of 2001 amounted to NIS 524 million, compared with a net profit of NIS 188 million in the third quarter of 2000.

5.     LIQUIDITY

       Working capital as at 30 September, 2001 amounts to NIS 722 million, compared with NIS 1,008 million at 31 December, 2000. The current ratio is now 1.13, compared with 1.18 at the end of 2000, and the quick ratio is now 0.84, compared with 0.91 at the end of 2000.

       Cash flows used for operating activities in the first nine months of 2001 amounted to NIS 143 million, compared with NIS 598 net cash deriving from operating activities in the first nine months of 2000. Permanent cash flow used for operating activities, i.e., net loss plus income and expenses not involving cash flows - amounted to NIS 106 million in the report Period, compared with NIS 380 million permanent cash flow deriving from operating activities in the corresponding period in 2000. The decrease in the customers and other trade receivables items, which amounts to NIS 179 million, caused an increase in the cash flow from operating activities. The decrease in customers and other accounts receivable occurred mainly at Telrad.

       The increase of NIS 4 million in the inventories item (mainly at M-A Industries, which was partially offset by the decrease in inventories at Telrad and USM), as well as a decrease in the trade payables and other payables and accruals amounting to NIS 212 million, caused a decrease in the cash flow from operating activities

       Investment activities in the first nine months of 2001 consumed NIS 863 million of cash, compared with NIS 238 million which were generated by investment activity in the first nine months of 2000. The investment in fixed assets, net - after deduction of an investment grant, amounted to NIS 351 million, compared with NIS 319 million in the corresponding period in 2000, and constitutes 181.6% of the amount of depreciation, compared with 150.6% in the corresponding period last year. Principal investments in fixed assets in the report Period were in M-A Industries, Telrad, Elisra and Sheraton Moriah. Proceeds from the realization of investments and fixed assets contributed NIS 198 million to the cash flow from investment activities, compared with NIS 1,783 million in the corresponding period last year.

       The investment in intangible assets amounted to NIS 519 million, mainly by M-A Industries, compared with NIS 52 million in the corresponding period in 2000. The investment in venture capital companies amounted to NIS 124 million.

       Financing activities in the first nine months of 2001 contributed NIS 689 million, compared with cash consumption of NIS 1,349 million in the first nine months of 2000. The long-term loans received in the Period amounted to NIS 688 million, compared with NIS 525 million in the corresponding period in 2000. The loans were received mainly at M-A Industries, for financing investments in the company and the acquisition of distribution rights, and at Telrad. Repayment of long-term loans in the Period amounted to NIS 281 million, compared with NIS 1,069 million in the corresponding period last year.

       Short-term credit, net, increased in the Period by NIS 211 million, compared with NIS 405 million decrease in short-term credit, net, in the corresponding period in 2000. Most of the increase was at Koor, the parent company.

       Total cash and cash equivalents decreased in the first nine months of 2001 by NIS 277 million. The decrease occurred mainly at Elisra - NIS 138 million, M-A Industries - NIS 107 million, Telrad Holdings and Koor Properties, and was partially offset by an increase at Scopus - NIS 49 million.




---------------------------------------     -----------------------------------
             Jonathan Kolber                               Ron Feinstein
          CEO and Vice-Chairman                            Member of the
        of the Board of Directors                        Board of Directors

15 November, 2001